Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

August 15th, 2012

TSX.V Symbol: “WND”

OTCQX Symbol: “WNDEF”

Issued and Outstanding: 66,031,868

WESTERN WIND ENERGY REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER ENDED JUNE 30, 2012

VANCOUVER, B.C. – Western Wind Energy Corp. (the “Company”) reported today, its unaudited condensed interim consolidated financial results for the three and six months ended June 30, 2012. For complete details of the second quarter Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). All amounts herein are reported in U.S. dollars unless otherwise specified.

RECENT DEVELOPMENTS

  The Company’s generating facilities produced record operating revenues of $14,405,141 (2011 - $1,047,212) and $19,288,218 (2011 - $1,558,562) for the three and six months ended June 30, 2012, respectively.

  For the three and six months ended June 30, 2012, adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1) increased to $10,596,599 or a positive $0.17 per share1 compared to $(663,957) (negative $0.01 per share) and increased to $13,025,127 or a positive $0.21 per share1 compared to $(1,560,091) (negative $0.03 per share) for the 2011 comparative periods.

  On April 30, 2012, term conversion of the Windstar Senior Secured Notes occurred. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal commenced on July 31, 2012.

  On July 1, 2012, the Company renewed its corporate loan, including outstanding interest and bonus. The $2,764,395 loan bears interest at 25% per annum, and matures on August 31, 2012.

  On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were subsequently received on July 16, 2012. $55,000,000 was used to repay the Rabobank loan, $13,933,897 was used to repay deferred financing costs net of liquidated damages, $5,248,127 was used to fund the debt service reserve account and $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor. The amount awarded was $12,221,994 less than the $90,556,707 included in the Company’s application. On July 17, 2012 the

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  Company had a meeting with the head of the 1603 program to understand this shortage and to submit further documentation to support our application.

  On July 30, 2012 the Company announced that it intends on selling the entire Company including either its shares or its assets. The sale process will start immediately and two merger and acquisition advisors were engaged on August 10, 2012 to assist with the sale. The assets being sold will comprise all of our current four (4) producing assets, the fully funded contingency accounts, the Company’s Yabucoa project, existing land holdings, leases, other development projects, tax benefits, and other corporate assets. The Company is expecting the sale process to take between three and six months from the announcement date.

  On August 13, 2012 the Company received $3,000,000 from the exercise of 3,000,000 warrants (December 15, 2012 expiry) at $1.00.

  On August 15, 2012 the Company made a $500,000 partial payment on the $12,006,600 REC promissory note and negotiated the remaining principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

SELECTED QUARTERLY INFORMATION

		Three Months Ended June 30		Six Months Ended June 30
		2012	2011	2012	2011
Total operating revenues		$	$	$	$
		14,405,141	1,047,212	19,288,218	1,558,562
Adjusted EBITDA[1]		10,596,599	(663,957)	13,025,127	(1,560,091)
Net earnings (loss)		2,377,743	(1,234,965)	1,730,613	(1,633,063)
Adjusted EBITDA per share
-	Basic	$0.17	$(0.01)	$0.21	$(0.03)
-	Diluted	$0.16	$(0.01)	$0.20	$(0.03)
Earnings (loss) per share
-	Basic	$0.04	$(0.02)	$0.03	$(0.03)
-	Diluted	$0.04	$(0.02)	$0.03	$(0.03)
Weighted average commons shares outstanding
-	Basic	62,722,050	58,653,204	62,394,647	57,213,030
-	Diluted	64,996,071	58,653,204	65,540,083	57,213,030

RESULTS OF OPERATIONS

Operating Revenues

For the three and six months ended June 30, 2012, operating revenues increased by 1276% to $14,405,141 (2011 -1,047,212) and by 1138% to $19,288,218 (2011 - $1,558,562), compared to operating revenues for the comparative periods, respectively. This increase in operating revenues was driven by a 488% increase to 131,998MWh (2011 - 22,452MWh) and by a 383% increase to 170,258MWh (2011 - 35,270MWh) in energy production for the three and six months ended June 30, 2012, respectively, due to the additional energy production and sales from the newly operational Windstar and Kingman generating facilities.

Adjusted EBITDA

For the three and six months ended June 30, 2012, adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1) increased to $10,596,599, or a positive $0.17 per share,1 compared to $(663,957) (negative $0.01 per share) and increased to $13,025,127, or a positive $0.21 per share,1 compared to $(1,560,091) (negative $0.03 per share) the 2011 comparative periods.

Net Earnings (Loss)

For the three and six months ended June 30, 2012, net earnings increased to $2,377,743, or a positive $0.04 per share, compared to a net loss of $(1,234,965), or a loss of $(0.02) per share, and to $1,730,613, or a positive $0.03 per share, compared to a net loss of $(1,633,063), or a loss of $(0.03) per share.

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NON-GAAP PERFORMANCE MEASURES

Adjusted EBITDA, and Adjusted EBITDA per share, are non-GAAP performance measures that management uses to assess the amount of cash generated by the Company, and to measure the operating performance of the Company, excluding the effects of interest, income taxes, depreciation and amortization, and other expenses or income. Management measures performance, excluding these items, as they may be non-cash, unusual in nature, and/or are not factors used by management for evaluating the operating performance of the Company. Adjusted EBITDA, and Adjusted EBITDA per share, are not recognized measures under GAAP, and therefore, may not be comparable with those presented by other reporting issuers. Further, Adjusted EBITDA is not intended to be representative of cash flows from operating activities or the results of operations as determined in accordance with GAAP. However, the Company believes that these measures are important, as they provide management and the reader with additional information about its operating, and cash generating capabilities, and facilitates the comparison of results over different periods.

CHANGE OF CHIEF FINANCIAL OFFICER

The Company also wishes to announce that effective August 1, 2012, Chris Thompson, C.A., has been reappointed Chief Financial Officer and Kevin Craig, C.A., has been appointed Director of Finance.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that currently owns wind and solar generation facilities with 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. and Canada. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

"SIGNED"

Jeffrey J. Ciachurski

President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind Energy Corp. and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the sale of the Company or its assets. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale. Factors that may cause results to vary from anticipations include the risk that the proxy dispute with Sativr may disrupt and impede the sale process, the risk

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that the Company may not be able to successfully identify a buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete the sale, that the terms of those consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale. Although Western Wind Energy Corp. believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind Energy Corp.’s management on the date the statements are made. Western Wind Energy Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

1 Refer to “Non-GAAP Performance Measures”

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